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NOV 29 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 9/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 6th Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Ste 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Rotolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANTHONY PATRICK LUPO
Notary Public, State of New York
No. 01LU6345585
Qualified in Suffolk County
Commission Expires July 25, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norfolk Markets, LLC

Audit of Financial Statements
and Supplementary Information

For the Year Ended September 30, 2021

Report Pursuant to Rule 17a-5 (d)

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members' of Norfolk Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the "Company") as of September 30, 2021, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
November 23, 2021

Statement of Financial Condition
September 30, 2021

ASSETS		
Cash	$	41,891
Fees receivable		13,842
Security deposits		9,500
Right of Use Asset		11,250
Prepaid expenses and other assets		2,810
TOTAL ASSETS	$	79,293
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	5,137
Capital Lease Liability		11,250
TOTAL LIABILITIES		16,387
Commitments and Contingencies		
MEMBERS' EQUITY		62,906
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	79,293

The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the Year Ended September 30, 2021

REVENUES:		
Commission income	$	184,782
Investment banking fees		222,700
Placement fee income		17,042
Debt forgiveness revenue		37,647
Total revenues		462,171
OPERATING EXPENSES:		
Professional fees		80,766
Salary and other compensation expenses		364,975
Data service expense		29,851
Rent expense		20,150
Insurance expense		72,107
Dues and subscriptions		5,250
Regulatory fees		11,820
Travel and entertainment expense		960
State and local taxes		500
Office and other		9,637
Total operating expenses		596,016
NET LOSS	$	(133,845)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Year Ended September 30, 2021

MEMBERS' EQUITY, October 1, 2020	$	196,751
Net loss		(133,845)
Distributions		-
MEMBERS' EQUITY, September 30, 2021	$	62,906

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended September 30, 2021

OPERATING ACTIVITIES:		
Net loss	$	(133,845)
PPP loan forgiveness		(37,647)
Amortization of right of use asset		3,750
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in fees receivable		56,472
Increase in security deposits		(2,500)
Decrease in prepaid expenses and other assets		2,712
Increase in accounts payable and accrued expenses		1,766
Repayments of lease liability		(3,750)
Net cash used in operating activities		(113,042)
FINANCING ACTIVITIES:		
		-
Net cash used in financing activities		-
INVESTING ACTIVITIES:		
		-
Net cash used in investing activities		-
NET DECREASE IN CASH		(113,042)
CASH AT OCTOBER 1, 2020		154,933
CASH AT SEPTEMBER 30, 2021	$	41,891
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for taxes	$	-
Cash paid during the year for interest	$	-

Supplemental disclosures of non-cash transactions:
During the year, the Company's PPP loan was fully forgiven in the amount of $37,647. The Company recognized a right-of-use asset of $15,000 and right-of-use liability of $15,000.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
September 30, 2021

1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on May 4, 1999 as a Delaware Limited Liability Company. Its main office is located in New York City. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

Since the Company is a limited liability company, the Members are limited to their equity for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in checking and money market accounts held at financial institutions. The Company does not have any cash equivalents as of September 30, 2021.

c) Credit Risk
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a major institution in order to minimize risk relating to exceeding insured limits. As of September 30, 2021, the Company's cash balance does not exceed the FDIC and SIPC insured limits.

d) Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers.

The Company has determined to continue recognizing Placement Fee income under its contract on a quarterly basis as realized. The Company believes that it is not possible to estimate whether this Placement Fee income through December 31, 2024 will be consistent with the noted $17,042 for the current year or any other amount.

Investment banking income is earned for raising capital in accordance with the terms of customer agreements. These revenues are recorded at the closing date of the underlying transaction, at which point the Company's performance obligations have been satisfied; the transaction price is fixed or reasonably determinable; and collection is relatively assured. Certain investment banking revenue engagements include additional distributive income after the initial closing of the transaction. The Company records these revenues in placement fees on the statement of operations. Since this distribution income is based on the market value of the underlying investment, the income is variable and cannot be determined at the time of closing. The Company's policy is to record this revenue as soon as it can be calculated, which is normally at the end of each quarter, until the contracted period has been reached.

The Company records Commission income and associated Commission expense for referring institutional customers to a broker-dealer on a trade date basis, when the Company's performance obligations have been completed; the transaction price is fixed; and collection is relatively assured.

e) Income Taxes
No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the members' income tax returns. The Company is subject to NYC Unincorporated Business Tax ("UBT") and NYS LLC Tax.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fees Receivable and Allowance for Doubtful Accounts:
Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Management has reviewed fees receivable at September 30, 2021 and determined they are fully collectible, thus no reserve has been established.

Notes to Financial Statements
September 30, 2021

3. Concentrations

Three major customers accounted for 100% of total revenues earned for the year ended September 30, 2021. The loss of these customers could have a significant effect on the Company's ability to continue operations. One of the major customers accounted for substantially all of the placement fee income for the year. This income was received as distributive income for a placement completed in a prior year. The Company expects to continue to receive this revenue under the terms of its contract with the customer, until 2024.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

4. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. Management has determined there are no material uncertain income tax positions.

5. Commitments and Contingencies

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and may have operating losses in the foreseeable future. At September 30, 2021, the Company's cash balance was $41,891. Management has determined that additional funding will be necessary and remains committed to contributing capital and obtaining capital for the foreseeable future to ensure net capital compliance is maintained. Should additional funding not be available to the Company, the Company may not be able to continue as a going concern. No adjustments to the accompanying financial statements have been recorded as a result of this uncertainty.

During the year the majority owner sold his shares of equity to a new majority owner.

6. Lease

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms that are 12 months or greater on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged.

During the year ended September 30, 2021, the Company entered into an operating lease agreement for office space in New York City. The lease agreement called for monthly rent of $1,250 beginning July 2021 and ending one year after commencement. As of July 1, 2021, the Company capitalized a $15,000 right of use asset and capital lease liability. The Company has committed a $2,500 security deposit. The Company is still waiting on the return of a $7,000 security deposit on its prior space.

The components of lease cost for the year ended September 30, 2021 are as follows:

Operating lease cost	$20,150

Amounts reported in the Statement of Financial Condition as of September 30, 2021 are as follows:

Operating lease:	
Right-of-use asset	$11,250
Lease liability	$11,250

Other information as of September 31, 2021:
The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 0% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

Notes to Financial Statements
September 30, 2021

7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At September 30, 2021, the Company had net capital of $36,754, which is $31,754 in excess of the required net capital of $5,000 The percentage of aggregate indebtedness to net capital is 14% at September 30, 2021.

8. Bank Loan Payable

As of May 4, 2021, the Company received forgiveness of the SBA loan in the amount of $37,647. No principal or interest is due and the Company converted the bank loan payable to debt forgiveness revenue.

9. Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events which took place that would have a material impact on its financial statements.

10. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending September 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
September 30, 2021

MEMBERS' EQUITY	$	62,906
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses and other assets		(2,810)
Security deposit		(9,500)
Fees receivable		(13,842)
NET CAPITAL	$	36,754
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable and accrued expenses		5,137
Total Aggregate Indebtedness	$	5,137
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
Minimum net capital required	$	342
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	31,754
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	30,754
Percentage of aggregate indebtedness to net capital		14%

There are no material differences between the preceding computation and the Company's corresponding most recently filed Part IIA of Form X-17A-5 as of September 30, 2021.

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2021

The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is a non-covered firm because it limits its business activities exclusively to referring institutional customers to a broker dealer and from placement fees associated with raising capital. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2021

The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is a non-covered firm because it limits its business activities exclusively to referring institutional customers to a broker dealer and from placement fees associated with raising capital. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholders of Norfolk Markets, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Norfolk Markets, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because it limits its business activities exclusively to referring institutional customers to a broker dealer and from placement fees associated with raising capital. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Norfolk Markets, LLC did not identify any exceptions with their exempt status throughout the year ended September 30, 2021. Norfolk Markets, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Norfolk Markets, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Norfolk Markets, LLC

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 23, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Norfolk Markets LLC
(member of FINRA & SIPC)
1140 Avenue of the Americas, 9th floor
New York, NY 10036

Assertions Regarding Exemption Provisions

We, as members of management of Norfolk Markets, LLC. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act (SEA) of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because it limits its business activities exclusively to referring institutional customers to a broker dealer and from placement fees associated with raising capital. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending September 30, 2021.

Norfolk Markets, LLC

By: __________________________